ICICI Bank Limited
[Logo] ICICI Bank                                          ICICI Towers
                                                           Bandra Kurla Complex
                                                           Mumbai 400 051

-------------------------------------------------------------------------------

News Release                                      December 21, 2000

                  ICICI Bank Launches "ICICINcash" Debit Cards

ICICI Bank (NYSE: IBN) today launched it's debit card brand named "ICICINcash". With this, ICICI Bank will have its presence in the entire gamut of card business including credit cards, smart cards and ATM cards. It launched Credit Cards in January this year and has already issued 100,000 cards. The bank launched Smart Card at Infosys Campus at Bangalore in November this year and is also one of the largest issuers of ATM cards in India with nearly 1 million ATM cardholders.

The ICICI Bank Debit cards have been launched in association with Visa Electron. Debit cards provide the customers a safer and convenient alternative to carrying cash both locally and internationally. The "ICICINcash" debit card enables direct deductions of the purchase amount from the customer's account from any VISA merchant establishments and ATMs across the world. In India the customer can avail of 11,000 merchant outlets and 600 VISA ATMs including 370 ICICI Bank ATMs.

Speaking on the occasion Mr.H.N.Sinor, Managing Director and CEO of ICICI Bank said, " Debit cards will play a major role in our retail strategy and will be an important vehicle to source new deposit accounts." Mr. Sinor added, "initially we will concentrate on debit card issuance which is expected to touch a number of one million in the next 6 months, making us the largest issuers of debit cards in India. Thereafter we will shift our focus to driving usage at merchant establishments for which we already are in talks for strategic tie-ups."

James Murray, Executive Vice President, South East Asia & Greater China, Visa International said, "Visa is proud to partner with ICICI Bank for the launch of ICICINcash Visa Electron debit card. Visa Electron is ideally suited to India since it provides flexibility, security and immediate acceptance at over 11 million merchant locations and 627,000 ATMs worldwide." "Visa forecasts tremendous growth opportunities for Visa Electron in the Asia-Pacific region and particularly in India," he added.

Debit cards have a huge growth potential simply because there are no stringent credit criteria to be satisfied while availing them. Any customer who has opened a bank account can qualify for a debit card. The debit card works exactly like a credit card but with one major difference. It debits the customer's operative account (e.g.; savings or current or overdraft account) online at the time of the transaction. The transaction details later appear in the monthly statement of account.

                                                           ICICI Bank Limited
[Logo] ICICI Bank                                          ICICI Towers
                                                           Bandra Kurla Complex
                                                           Mumbai 400 051

-------------------------------------------------------------------------------

The ICICINcash comes with the following features:

o Photo cum signature card that will carry customer's photo and signature indented on the front of the card. This gives a unique feeling of personalization as well as extra security at merchant establishments.

o ICICINcash customers will benefit from India's largest single bank ATM network of 370 ATMs located across 50 cities and towns. These ICICI Bank ATMs are conveniently located at residential areas, commercial establishments, airports, petrol pumps and supermarkets and will ensure round the clock access to cash.

o The ICICINcash reward program is designed to reward the customer for transactions carried out through the debit card at merchant locations. For every Rs.100 that is transacted through the debit card at merchant locations one loyalty point is credited to the customer's account. When the loyalty points balance accumulates to 100, it will be redeemed to the customer's account.

o The debit card is easy and convenient to use and its signature-based format ensures its accessibility at any VISA accepting establishments in the world.

o ICICI's 24-Hour Call Centre will help customers with product-related information and lost cards assistance.

o The Lost Card Insurance of ICICI Bank through a tie-up with New India Assurance protects debit card users from fraudulent usage.

     ICICI Bank, a NYSE listed company, is one of India's largest private sector banks. It has a national presence through 88 branches and 18 extension counters spread over 50 centres. As part of its "click and brick" strategy it has developed multiple access channels comprising of branches, ATMs, Call Centres and Internet banking.

                                                           ICICI Bank Limited
[Logo] ICICI Bank                                          ICICI Towers
                                                           Bandra Kurla Complex
                                                           Mumbai 400 051

-------------------------------------------------------------------------------

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'aim', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

For further queries please contact Mohan Shenoi at (022) 6538418 or e-mail at shenoimn@icicibank.com